SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

May 17, 2005

COMMISSION FILE NUMBER:

01-31380

QUEST CAPITAL CORP.

(Translation of registrant's name into English)

9th Floor, 570 Granville Street

Vancouver, British Columbia
Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

May 16, 2005

TSX: QC

Quest Announces its Financial Results for the First Quarter 2005

Vancouver, British Columbia, May 16, 2005 – A. Murray Sinclair is pleased to announce Quest Capital Corp.’s fifth consecutive quarterly profit. Highlights of Quest’s unaudited financial results for the first quarter ended March 31, 2005 are as follows:

•

Net earnings of $3.3 million ($0.04 per share) in 2005 as compared to $2.9 million ($0.03 per share) for the same period in 2004;

•

Loan portfolio of $81.0 million, a net increase of $4.8 million as compared to $76.2 million as at December 31, 2004;

•

Investments of $22.3 million, with a fair value of $27.6 million as at March 31, 2005, as compared to $15.0 million as at December 31, 2004; and

•

Net Assets increased to $103.3 million as compared $99.5 million as at December 31, 2004.

In the first Quarter Bob Buchan joined the Quest team as Executive Chairman.  This addition demonstrates the Company’s commitment to broaden management’s skill sets to access a wider array of corporate opportunities.  Bob Buchan explains, “Quest’s business model is designed to limit risk to capital while providing superior returns for the shareholders in stable or volatile markets.  These successful results continue to validate this model.”

The complete reports of the Company’s unaudited financial statements and related notes for the three months ended March 31, 2005 and 2004, together with Management’s Discussion and Analysis of financial conditions have been filed on SEDAR and are available at www.sedar and on the Company’s website at www.questcapcorp.com.  A copy can also be requested from 1-800-318-3094 in Canada or the United States and (604)-689-1428 elsewhere.

About Quest

Quest Capital Corp. is a merchant banking organization that focuses on providing bridge and mortgage financing; corporate finance services and equity. Quest’s primary expertise is providing   asset backed commercial loans to companies operating in industries such as mining, oil and gas, manufacturing and real estate.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

Michael Atkinson

Director of Business Development

Tel:

(604) 689-1428

Toll free:

(800) 318-3094

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest.  Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

QUEST CAPITAL CORP.

Consolidated Financial Statements (Unaudited)

March 31, 2005

QUEST CAPITAL CORP.
Unaudited Consolidated Balance Sheets as of
(expressed in thousands of Canadian dollars)

	March 31,	December 31,
	2005	2004

ASSETS

Cash	$3,468	$6,607
Marketable securities held for trading	888	914
Loans
Loans	78,594	73,813
Convertible Debentures	2,418	2,402

	81,012	76,215

Investments	22,289	15,032
Other
Restricted cash	4,361	9,941
Prepaid and other receivables	692	796
Resource assets	690	1,747
Other and fixed assets	630	653

	6,373	13,137

	$114,030	$111,905

LIABILITIES
Accounts payable	$3,160	$5,975
Short-term debt	3,000	-
Deferred revenue	1,665	1,044
Asset retirement obligation	2,859	5,366

	10,684	12,385
SHAREHOLDERS' EQUITY
Share capital	83,388	83,388
Warrants and options	4,604	4,198
Retained earnings	14,017	10,706
Currency translation adjustment	1,337	1,228

	103,346	99,520

	$114,030	$111,905

Approved by the Board of Directors:

"Brian E. Bayley"

  Director

"A. Murray Sinclair"

  Director
Brian E. BayleyA. Murray Sinclair

QUEST CAPITAL CORP.
Unaudited Consolidated Statement of Earnings
For the three months ended March 31,
(expressed in thousands of Canadian dollars, except per share amounts)
	2005	2004

Interest and related fees	$3,452	$2,645

Non-interest income
Management and finder's fees	415	650
Marketable securities trading gains/(losses)	370	(27)
Realized gains and writedowns of investments	417	728
Other income	-	58
	1,202	1,409

	4,654	4,054
Expenses and Other
Salaries and benefits	750	422
Stock-based compensation	406	356
Office and other	145	124
Legal and professional services	103	570
Regulatory & shareholder relations	58	56
Director's fees	40	-
Foreign exchange gain	(7)	(419)
Other expenses relating to resource properties	118	149
Gains on sale of resource assets and adjustments to retirement obligations	(270)	(124)
	1,343	1,134

NET EARNINGS BEFORE INCOME TAXES	3,311	2,920
Income tax (recovery) expense	-	(15)

NET EARNINGS FOR THE PERIOD	$3,311	$2,935

AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	90,465,568	87,471,785
Fully Diluted	92,270,620	88,764,832

EARNINGS PER SHARE
Basic	$0.04	$0.03
Fully Diluted	$0.04	0.03

Unaudited Consolidated Statement of Retained Earnings/(Deficit)
For the three months ended March 31,
(expressed in thousands of Canadian dollars, except per share amounts)
	2005	2004

Retained Earnings/(Deficit) - Beginning of the Period	$10,706	$(2,041)
Earnings for the period	3,311	2,935
Retained Earnings - End of the Period	$14,017	$894

QUEST CAPITAL CORP.
Unaudited Consolidated Statement of Cash Flows
For the three months ended March 31,
(expressed in thousands of Canadian dollars)
	2005	2004

Operating Activities
Earnings for the period	$3,311	$2,935
Adjustments to determine net cash flows relating to Operating Activities
Stock based compensation	406	356
Amortization of deferred interest and finder's fees	(835)	(1,382)
Marketable securities trading gains and losses	(370)	27
Realized gains and writedowns of investments	(417)	(728)
Depreciation	17	16
Other expenses relating to resource properties	81	149
Gains on sale of resource assets and adjustments to retirement obligations	(270)	(124)
Deferred interest and fees received	673	678
Activity In Marketable Securities Held for Trading
Purchases	-	-
Proceeds on Sales	936	578
Expenditures for reclamation and closure	(594)	(1,070)
Change in prepaid and other receivables	107	(96)
Change in accounts payable	(2,799)	(287)
Change in accounts receivables	-	870
Changes in inventories	-	74
	246	1,996

Financing Activities

Proceeds from short-term debt	3,000	-

Investing Activities

Activity In Loans
Net increase in loans	(9,298)	(1,622)
Net increase in convertible debentures	(16)	(1,048)
Activity In Investments
Purchases	(1,478)	(7,071)
Proceeds on Sales	1,196	5,620
Change in restricted cash	5,632	702
Cash transferred to purchaser of resource property	(2,546)	-
Expenditures on fixed assets	-	(45)
	(6,510)	(3,464)

Foreign exchange gain (loss) on Cash Held in a Foreign Subsidiary	125	(2)

Change in Cash	(3,139)	(1,470)
Cash - Beginning of the Period	6,607	31,797

Cash - End of Period	$3,468	$30,327

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Three months ended March 31, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

1.

Basis of Presentation

(a)

These consolidated financial statements should be read in conjunction with the most recent annual consolidated financials statements.

(b)

Certain comparative figures have been restated to conform to the current period’s presentation

2.

Change in Accounting Policy

Effective January 1, 2005, the Company has adopted the new Accounting Guideline 15 (AcG-15) “Consolidation of Variable Interest Entities”.  The new standard establishes when a company should consolidate a variable entity in its financial statements.  AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both.  Adoption of this guideline resulted in no changes to the balance sheets and income statement accounts and no change to earnings or retained earnings.

3.

Financial Instruments

The carrying values of cash and cash equivalents, appropriated and restricted cash, other receivables, accounts payable and short-term debt approximate their fair value doe to the short-term nature of these instruments.

The fair market value of the Company’s remaining of the Company’s remaining financials assets and liabilities is as follows:

March 31, 2005

December 31, 2004

Carrying

Fair

Carrying

Fair

Value

 Value

Value

 Value

Marketable Securities

888

1,430

914

1,397

Investments

 22,289

27,644

15,032

 20,914

Loans

 78,594

78,594

73,813

 73,813

Convertible Debenture

 2,418

2,418

2,402

 2,402

Marketable securities and investments represent shares in publicly traded companies.  The fair market value represents the quoted trading price of the shares and the excess of the trading price over the exercise price of warrants and options held at March 31, 2005.

Loans and convertible debentures bear interest at various rates and are collateralized and/or supported by borrower, corporate and personal guarantees.  As at March 31, 2005, loans and convertible debentures are denominated in Canadian and United States dollars.  Of the total, $2,417,000 (US$1,984,000) is denominated in United States dollars and the remainder of $78,595,000 is denominated in Canadian dollars.

The fair value of loans is estimated to be approximately the equivalent of carrying value due to the relatively short term nature of these loans. The fair value of convertible debentures is generally considered to be the equivalent of carrying value unless the trading price of the underlying security exceeds the conversion price of the debenture.  Fair value is then considered to be the quoted trading price of the underlying security.

4.

Short Term Debt

On March 31, 2005, the Company entered into a short term unsecured debt facility for a total amount of $3.0 million.  The facility bears interest at 6.5% and is due on May 30, 2005.

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Three months ended March 31, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

5.

Share Capital

(a)

Authorized:

Unlimited First and Second Preferred Shares

Unlimited number of Common Shares without par value

Previously the Company had Class A Voting Shares and Class B Voting Shares.  Effective April 19, 2005, the Class B Shares were cancelled and the designation of the Class A Shares was changed to common shares.

(b)

Issued:

Number of

Shares

Amount

Common Shares:

  Opening and Closing Balance for the period:

90,465,568

$83,388

(c)

Warrants and Options

Opening balance – December 31, 2004

$4,198

Stock-based compensation

    406

Ending balance – March 31, 2005

$4,604

During 2005, the Company had 528,520 options of the total stock options outstanding vest to officers and directors.  The fair value cost of the options that vested during the three months ended March 31, 2005 amounts to $406,000 (2004 – $356,000).

(d)

Warrants Outstanding

Number of

Exercise

Expiry

Warrants

Price

Date

8,333,335

$1.50

June 30, 2008

5,000,000

$1.60

October 20, 2008

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Three months ended March 31, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

(e)

Stock Options Outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 8,319,000 Common Shares.  The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant.  Vesting and terms of the option agreement are at the discretion of the Board of Directors.

During the three months ended March 31, 2005, the change in stock options outstanding was as follows:

Number of

Weighted Average

Options

Share Price

Opening balance – December 31, 2004

7,373,748

$1.91

Granted

-

-

Exercised

-

-

Expired

(41,625)

(1.95)

Ending balance – March 31, 2005

7,333,123

$1.90

Options Exercisable – March 31, 2005

5,733,514

$1.90

6.

Dispositions

On March 15, 2005, the Company sold its 100% interest in the Brewery Creek property located in the Yukon property to Alexco Resource Corp., a private company (“Alexco”) in consideration for $1,800,000 paid in Alexco common shares, representing approximately 19% of Alexco’s issued and outstanding common shares.  Pursuant to the purchase and sale agreement, Alexco assumed all of Viceroy Minerals Corporation’s, a wholly-owned subsidiary of the Company, obligations in respect of all claims associated with the property and all existing material contracts.  In consideration therefore, Alexco received $2.5 million of the $5.0 million cash posted as security with the Yukon Territorial Government.  The remaining $2.5 million of cash that was posted as security was released to Viceroy Minerals Corporation on closing.

7.

Related Party Transactions

(a)

For the three months ended March 31, 2005, the Company received $293,000 (2004 - $312,000) in management and finders fees from related parties by virtue of certain directors and officers in common.

(b)

Loans and convertible debentures include $11,213,000 in amounts due from related parties by virtue of certain directors and officers in common.  During the three months ended March 31, 2005, the Company received $441,000 (2004 - $415,000) in interest and fees from related parties by virtue of certain directors and officers in common.

(c)

For the three months ended March 31, 2005, the Company received $11,000 (2004 - $15,000) in syndication loan administration fees from related parties by virtue of certain directors and officers in common.

(d)

Marketable securities and investments include $16,797,000 of shares held in either publicly traded or private companies related by virtue of certain directors and officers in common.  For the three months ended March 31, 2005, the Company recorded a gain on disposal of securities of $377,000 (2004 - $7,000) from related parties by virtue of certain directors and officers in common.

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Three months ended March 31, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

8.

Supplemental Cash Flow Information

Non-cash operating, financing and investing activities

2005

2004

Marketable securities and investments received as loan fees

749

1,721

Loans settled with shares

4,516

-

Shares received as consideration for sale of resource property

1,800

-

9.

Commitments and Subsequent Events

(a)

The Company has also entered into agreements to advance funds of $10,000,000 of which the Company expects to syndicate $8,414,000.  Further advances under these agreements are subject to due diligence, no material adverse change in the assets, business or ownership of the borrower and other terms.

(b)

In April 2005, the Company announced a private placement of 5,000,000 shares in the capital of the Company at a price of $1.50 per share for aggregate proceeds of $7,500,000.  Completion of the private placement is subject to regulatory approval.

QUEST CAPITAL CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2005

Description of Business, Operations and Financial Condition

The following information, prepared as of May 2, 2005, should be read in conjunction with the audited financial statements for the year ended December 31, 2004 and 2003 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.

Quest Capital’s (the “Company”) business currently consists of:

•

providing financial services, in the form of commercial bridge loans to publicly traded development stage companies;

•

mortgage financing secured by first and second real estate mortgages;

•

equity investments;

•

financial and corporate assistance in arranging equity financing for companies; and

•

management and administrative services to public and private companies.

Total assets as at March 31, 2005 were $114.0 million comprised of $3.5 million of cash, $0.9 million of marketable securities, $81.0 million in loans; $22.3 million in investments and $6.4 million of other assets.  The Company’s portfolio of loans and convertible debentures as at March 31, 2005 was comprised of 70% real estate, 14% oil and gas, 4% mining and 12% other with an average rate of return of 19.5% during the quarter.

RESULTS OF OPERATIONS

For the three months ended March 31, 2005, the Company had consolidated net earnings of $3.3 million ($0.04 per share) compared to $2.9 million ($0.03 per share) in 2004.

Revenues

Interest revenue and related fees have increased in the first quarter2005 as compared to the same period in 2004 due to the higher level and volume of loans.  During the current quarter the Company’s weighted average capital invested in loans and convertible debentures was approximately $71.5 million (2004 - $30.2 million) with an average rate of return of 19.5% (2004 – 32.5%)

Management and finder’s fees have decreased in 2005 as compared to 2004 as a result of lower finder’s fees received.

Marketable securities trading gains/(losses) in the first quarter of 2005 has resulted in the Company recording a gain of $0.4 million compared to a $27,000 loss for the comparable period in 2004.

Net realized gains/(losses) from the sale of investments and write-downs to carrying of investments have resulted in the Company recording a gain of $0.4 million as compared to $0.7 million for the comparable period in 2004

Expenses/Income:

Salaries and benefits have increased in 2005 as compared to 2004 as a result of accruing $0.4 million as a reserve for the annual performance bonus in 2005 for officers and employees of the Company.  The allocation is subject to the approval of the Compensation Committee and Board of Directors.

Legal and professional fees have decreased in the 2005 as compared to 2004 primarily as a result of resolving the legal claim in Australia in the second quarter of 2004.

During the first quarter of 2004, the Company reduced its foreign exchange risk and converted its cash balances denominated in US dollars held by its Canadian subsidiaries into Canadian dollars resulting in a foreign exchange gain of $0.4 million.   No comparable charge in 2005.

QUARTERLY INFORMATION

(In thousands of Canadian dollars, except per share amounts)

First

Fourth

Third

Second

Qtr 2005

Qtr 2004

Qtr 2004

Qtr 2004

Net interest income

3,452

2,741

3,194

2,093

Non-interest income

1,202

1,502

1,436

2,428

Net Earnings/(Loss)

3,311

212

3,766

5,834

Basic and Diluted Earnings/(Loss) Per Share

0.04

0.00

0.04

0.07

Total Assets

114,030

111,905

106,578

104,356

Short-Term Debt

3,000

-

-

-

Asset Retirement Obligations

2,859

5,366

6,644

8,325

First

Fourth

Third

Second

Qtr 2004

Qtr 2003

Qtr 2003

Qtr 2003

Net interest income

2,645

33

1,376

543

Non-interest income

1,409

2,882

3,368

1,343

Net Earnings/(Loss)

2,935

(4,890)

2,877

(510)

Basic and Diluted Earnings/(Loss) Per Share

0.03

(0.06)

0.03

(0.01)

Total Assets

99,207

96,110

92,926

92,843

Short Term Debt

-

-

-

-

Asset Retirement Obligations

9,501

10,492

10,138

11,708

LIQUIDITY

The Company’s cash resources as at March 31, 2005 were $3.5 million compared to $6.6 million as at December 31, 2004.  Of the Company’s total loan portfolio of $78.6 million outstanding as at March 31, 2005, approximately 90% is due within a year and the remainder due within two years.

As at March 31, 2005, the Company has also entered into agreements to advance further funds of $10.0 million of which the Company expects to syndicate $8.4 million.  Further advances under these agreements are subject to due diligence, no material adverse change in the assets, business or ownership of the borrower and other terms.

For the three months ending March 31, 2005, cash flow from operations provided $0.2 million as compared to $2.0 million for the same period in 2004.  The decrease is primarily due to repayment of syndicate funds received just prior to year end and returned to syndicate participants in 2005.

On March 30, 2005, the Company received $3.0 million from a short-term debt facility that is required to be repaid in May 2005 together with interest accruing at 6.5% per annum.

During the quarter, the Company arranged $35.1 million of new loans  (net to the Company – $15.4 million) and $16.3 million of loans (net to the Company - $6.1) were repaid.    As a result of the sale of the Brewery Creek property, $5.0 million of restricted cash was released to the Company of which $2.5 million was transferred to the purchaser on the sale of the property.  In addition, $0.6 million was used from the restricted funds set aside to fund ongoing reclamation and closure expenditures at the Castle Mountain property.

As at March 31, 2005, the Company had restricted cash of $4.4 million to fund its remaining reclamation obligations at the Castle Mountain property.

In April 2005, the Company announced a private placement of 5,000,000 shares in the capital of the Company at a price of $1.50 per share for aggregate proceeds of $7.5 million.  Completion of the private placement is subject to regulatory approval.

TRANSACTIONS WITH RELATED PARTIES

The Company often requires the ability to nominate at least one member to the board of directors of companies to which it provides a loan or in which it makes an equity investment.  The nominees may be an employee, officer or director of the Company, and accordingly, the borrower may become related to the Company.

The Company has loans and convertible debentures of $11.3 million due from parties related by virtue of having certain directors and officers in common.  During the three months ended March 31, 2005, the Company received $0.4 million in interest and related fees from parties related by virtue of having certain directors and officers in common.

The Company engages in the syndication of bridge loans to diversify the risk associated with its loan portfolio and has received syndication fees from parties related by virtue of having certain directors and officers in common.

As at March 31, 2005, the Company held $16.7 million of shares in publicly traded or private companies related by virtue of having certain directors and officers in common.  The Company realized a $0.4 million gain on disposal of shares in companies related by virtue of having certain directors and officers in common.

For the three months ended March 31, 2005, the Company received $0.3 million in advisory, management and finder’s fees from companies related by virtue of having certain directors and officers in common.

SUBSEQUENT AND PROPOSED TRANSACTIONS

In April 2005, the Company announced a private placement of 5.0 million shares of the Company at a price of $1.50 per share for total aggregate proceeds of $7.5 million.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in Note 3 of our audited financial statements.  Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results, financial condition and cash flows.   Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these estimates and assumptions.

Provision for Loan Losses

Loans are stated net of an allowance for credit losses on impaired loans.  In determining the provision for possible loan losses, management considers the length of time the loans have been in arrears and the overall financial strength of the borrowers.  There is a risk that the Company’s provision for loan losses of $0.5 million may be insufficient to protect against losses in its loan portfolio due to (i) misjudgment by management of the potential losses in the Company’s loan portfolio; (ii) the Company’s inability to realize sufficient proceeds from the disposition of the collateral, or (iii) discrete events that adversely affect customers, industries or markets.

Marketable Securities and Investments

The carrying value for marketable securities is the lower of average cost and market value.   Investments are recorded at cost or at cost less amounts written off to reflect any impairment in value that is considered to be other than temporary.  The Company’s holdings in marketable securities and investments are primarily in public companies.  In assessing the carrying value the Company exercises judgment in matters in which the ultimate outcome is unknown.  These matters include operating performance of the specific company, economic and equity market conditions.  There is a risk that the Company may not be able to realize the carrying value of its marketable securities and investments.

Asset Retirement Obligations

The amounts recorded for asset retirement obligations are based on the fair value of the estimated future cash flows included in the Company’s closure plans.  These estimates are based on independent engineering studies and management’s estimate of the work that is required.    Environmental laws and regulations continue to evolve in the regions in which the decommissioning of the Company’s resource properties are taking place.     There is a risk that the Company’s estimates for the remaining reclamation obligations may be insufficient.

RISKS & UNCERTAINITIES

The Company is primary engaged in the merchant banking business and generates revenues through interest and fees paid in connection with advancing loans.  Earnings and the Company’s asset base are subject to the number and level of loans completed, the nature and credit quality of the loan portfolio, including the quality of the collateral security obtained by the Company and the return it is able to generate on its portfolio.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Variable Interest Entities

Effective January 1, 2005, the Company has adopted the new Accounting Guideline (AcG-15) “Consolidation of Variable Interest Entities”  The new standard establishes when a company should consolidate a variable entity in its financial statements.  AcG-15 provides the definition of a variable interest to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable entity’s returns or both.  Adoption of this guideline resulted in no changes to the balance sheets and income statement accounts and no change to earnings or retained earnings.

Revenue Recognition

Effective January 1, 2004, the Company adopted prospectively the new standard CICA 1100, “Generally Accepted Accounting Principles as it relates to recognizing revenue.  The Company now recognizes revenue from sales of precious metals when title has passed to the purchaser.  Previously sales of precious metals were recorded at the estimated net realizable value when the metals were available for delivery and unsettled amounts were recorded as accounts receivable.

Financial Instruments

In January 2005, the CICA issued Section 3855, “Financial Instruments – Recognition and Measurement,” Section 1530, “Comprehensive Income.” and Section 3865, “Hedges.”  The new standards will be effective for interim and annual financial statements commencing in 2007.  Earlier adoption is permitted.  Most significantly for the Company, the new standards will require presentation of a separate statement of comprehensive income.  Investments will be recorded in the balance sheet at fair value and changes in the fair value of investments will be reported in comprehensive income.  The Company is assessing the impact of the new standards.

OUTLOOK

The Company’s focus is to continue to be an asset back lender with three basis investment strategies: (1) protect its principal; (2) obtain a return on all investments; and (3) look for an upside.  Just recently, the Company has expanded its management team with the addition of Mr. Robert Buchan, who has extensive experience in  mining and merchant banking..   The addition of Mr. Buchan will augment the Company’s activities and goals to attract additional transactions and clients (particularly in the mining sector), expand the Company’s  presence in eastern Canada, increase its capital base and generate an institutional following.

The Company continues to complete its closure obligations at the Castle Mountain property and to rationalize and divest of its remaining resource properties.

OTHER DATA

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com .

Share Position

As at May 2, 2005, Quest’s issued outstanding share position was 90,465,568 Common shares.  Previously, the Company had Class A Voting Shares and Class B Voting Shares.  Effective May 2, 2005, the Class B shares were cancelled and the designation of the Class A Shares was changed to common shares.

Outstanding Warrants:

Number of Warrants	Exercise Price	Expiry Date
8,333,335	$1.50	June 30, 2008
5,000,000	$1.60	October 20, 2008

Outstanding Options

Number of Options	Exercise Price	Expiry Date
113,333	$0.81	October 22, 2007
300,000	$1.51	August 19, 2009
15,625	$1.95	May 12, 2005
6,837,500	$1.95	November 20, 2008
1,100,000	$1.95	April 7, 2010
66,665	$1.80	May 18,2005

FORWARD LOOKING INFORMATION

These materials include certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Other than statement of historical fact, all statements in this material, including, without limitation, statements regarding fair values of marketable securities, investments, loans, convertible debentures, estimated asset retirement obligations, and future plans and objectives of the Company, are forward –looking statements that involve various known and unknown risks, uncertainties and other factors.  There can be no assurance that such statements will prove accurate.  Actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of these materials.  Important factors that could cause actual results to differ materially from the Company’s expectations include, without limitation, the level of loans completed, the nature and credit quality of the collateral security, the sufficiency of cost estimates for remaining reclamation obligations as well as those factors discussed in the Company’s documents filed from time to time with the Toronto Stock Exchange, Canadian securities regulators and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.